NovaGold Resources Inc.
Management’s Discussion & Analysis
February 28, 2010
(Unaudited)

NovaGold Resources Inc.
1	Q1-2010

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated April 8, 2010 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended February 28, 2010 compared to the same period in the previous year. At April 8, 2010, the Company had 220.3 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s February 28, 2010 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2009, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a world-class portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects, 100% of the Rock Creek gold mine, 100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has removed some of the development risk at its two largest projects by leveraging the construction and operating expertise of its senior operating partners. In addition, all of NovaGold’s current properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold’s corporate growth strategy has been to acquire or partner in properties with identified resources that have potential for further expansion. NovaGold leverages its exploration and development expertise to bring additional resources and value to shareholders. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. The Company has established a framework for sustainability reporting and in 2010 expects to publish a sustainability report that summarizes activities at its head office and project sites. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for the stakeholders when developing its projects.

Recent developments

The first quarter of 2010 brought a number of significant changes for NovaGold. Subsequent to the quarter end was the completion of US$175 million in equity financing in early March. Two respected investors in the gold sector significantly increased their positions in the company, with several investment funds managed by Paulson & Co. investing a total of US$100 million and Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC, investing US$75 million. With the issuance of 31.8 million shares at US$5.50, NovaGold’s share capitalization increased to 220.2 million shares issued and outstanding. NovaGold is now financed to meet its existing obligations, with the additional flexibility to consider other opportunities that could bring value to shareholders.

In January, NovaGold completed its purchase of a 100% interest in the Ambler copper-zinc-gold-silver deposit, where previously it had an option to acquire a joint venture 51% interest through an agreement with subsidiaries of Rio Tinto plc. This purchase added 769 million pounds of copper, 1.1 billion pounds of zinc, 230,000 ounces of gold and 16 million ounces of silver to NovaGold's resource base. With the updated reserve/resource estimate for Donlin Creek in March, NovaGold’s total resource base increased again to 17.3 million ounces of proven and probable gold reserves, measured and indicated resources of 8.2 million ounces of gold, 94 million ounces of silver, 6 billion pounds of copper and 2.2 billion pounds of zinc, and additional inferred resources of 5.5 million ounces of gold, 63 million ounces of silver, 3 billion pounds of copper and 1.3 billion pounds of zinc.

NovaGold Resources Inc.
Q1-2010	2

Recent developments (cont.)

The appointment of Gil Leathley in January as Senior Advisor to the President brought additional depth and expertise to NovaGold’s senior team. With decades of industry experience, including as Chief Operating Officer of Homestake Mines, Mr. Leathley has been working closely with the technical teams at all of NovaGold’s projects and is leading the engineering and economic review at the Company’s Rock Creek mine. Additional changes to NovaGold’s senior team include the departures of Don MacDonald, Senior Vice President and Chief Financial Officer and Greg Johnson, Vice President Strategic Development. Mr. MacDonald and Mr. Johnson provided years of strategic leadership that contributed greatly to NovaGold’s development. The Company wishes them well with their future endeavors.

Property review

Donlin Creek

Donlin Creek is one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway. Donlin Creek is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located in Alaska, the 27,000 acre property hosts a gold deposit currently estimated at 33.6 million ounces of proven and probable reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for approximately 25 years, Donlin Creek would be one of the world’s largest gold-producing mines. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

For 2010, the Donlin Creek LLC has approved an initial budget of approximately US$28 million. During the first quarter of 2010, expenditures at the Donlin Creek project totaled approximately US$4.7 million, with 50% contributed by NovaGold. Work focused on optimization studies evaluating the potential to bring a source of natural gas to the project, which could significantly reduce the project’s power costs. NovaGold expects these studies will be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design, or approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck Resources (“Teck”) each own a 50% interest. The project is managed by the Galore Creek Mining Corporation (“GCMC”), owned equally by NovaGold and Teck. The 321,800 acre property holds a large and high-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. Construction was initiated in June 2007 and suspended in November 2007 in light of new studies indicating the possibility of increased capital costs and a longer construction schedule than originally anticipated. Optimization studies completed in 2008 and 2009 identified a number of modified approaches to the project that show the potential for expansion of project throughput and relocation of the process facilities along the project access road to allow for easier construction and future expansion.

Work at the project in 2009 focused primarily on roadwork, establishing a road to Km 48 of the proposed 90-Km road. Given the continued strength of the copper market, GCMC is considering a more aggressive program in 2010 to further advance the project. GCMC has initiated a pre-feasibility study to provide updated capital and operating cost estimates with completion targeted for the first half of 2011. In addition, the Canadian Federal Government announced plans to support construction of the 287 kV Northwest Transmission Line in northwestern British Columbia which, if advanced, will bring a source of stable, renewable power to the region.

During the first quarter of 2010, expenditures at the Galore Creek project totaled approximately $1.4 million. Under the terms of the Galore Creek Partnership agreement, Teck is funding all costs for the project until it completes its earn-in obligations, and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At February 28, 2010, the Galore Creek Partnership had cash of $3.5 million and Teck had approximately $25 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

NovaGold Resources Inc.
3	Q1-2010

Property review (cont.)

Rock Creek

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is 90% constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves, 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Construction on the Rock Creek mine commenced in the summer of 2006, but was suspended in November 2008 as a result of operating and market conditions and the Company’s inability at the time to arrange bank financing. The Company is completing a detailed review process to evaluate start-up requirements for the Rock Creek project and the best way to bring value from this project.

The Company has made significant improvements to its water management processes at the Rock Creek mine. On July 2, 2009, Alaska Gold Company (“AGC”) received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its State Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the COBC, AGC treated, injected and applied water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam (“TSF”). On March 26, 2010, the Company notified ADEC that the water elevation in the mine’s TSF had declined below 140.0 feet, thus terminating the COBC. On April 1, 2010, ADEC notified the Company of ADEC’s agreement that AGC had completed all required tasks under the COBC, and that the COBC was terminated effective April 2, 2010. AGC continues to inject water in accordance with the terms of its Waste Management Permit and the December 31, 2009, Certificate of Approval to Operate a Dam (“COA”) issued by the Alaska Department of Natural Resources (“ADNR”).

On March 12, 2010, the Company received an Information Request from the U.S. Environmental Protection Agency (“EPA”) pursuant to federal Clean Water Act Section 308. The Information Request directed AGC to submit a storm water sampling plan for the mine to EPA and ADEC, to provide certain reports and information, and to monitor storm water around the mine until December 31, 2010. The Company plans to submit the storm water sampling plan to EPA and ADEC. The Company continues to implement its updated Storm Water Pollution Prevention Plan that was submitted to EPA and ADEC on February 22, 2010 in response to an August 9, 2009 EPA Information Request.

On December 31, 2009, AGC received a renewed COA from ADNR. The COA authorizes AGC’s continued operation of the mine’s TSF. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s TSF. The renewed COA also requires that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

During the first quarter of 2010, expenditures at the Rock Creek project totaled approximately US$6.5 million. NovaGold worked diligently in 2009 to improve the project’s water management structures and action plan to ensure the project continues to meet its permit requirements and environmental responsibilities.

Ambler

On January 7, 2010, NovaGold purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Ambler is an exploration-stage property located in Alaska comprising 90,614 acres of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. A resource estimate for the Arctic deposit shows a 30 million tonne deposit grading 4% copper and 6% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead.

On closing of the purchase, NovaGold issued 931,098 common shares with a market value of approximately US$5 million, with a commitment for future cash payments to the vendor of US$12 million each on January 2011 and January 2012. The vendor retained a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10 million.

During 2010, NovaGold will continue its community engagement programs at Ambler and has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project, with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt.

NovaGold Resources Inc.
Q1-2010	4

Property review (cont.)

Other properties

NovaGold holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $1 to $3 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Three months ended	Three months ended
	February 28, 2010	February 28, 2009
	$	$

Project care and maintenance	7,876	8,599
Exploration expense	2,706	6,392
Foreign exchange loss	121	4,529
General and administrative expenses	858	1,256
Interest and accretion	3,661	8,231
Loss for the year after taxes	18,717	28,483
Basic and diluted loss per share	0.10	0.20

For the three-month period ended February 28, 2010, the Company reported a net loss of $18.7 million (or $0.10 basic and diluted loss per share) compared to a net loss of $28.5 million (or $0.20 basic and diluted earnings per share) for the corresponding period in 2009.

During the quarter, the Company recorded $3.7 million in interest and accretion expenses compared to $8.2 million in the same period in 2009. This decrease is due to the Company’s conversion of the bridge loan in January 2009. Other important variances for the three months ended February 28, 2010 compared with the same period in 2009 are as follows: (a) an exploration expense in 2010 of $2.7 million compared with $6.4 million in 2009, due to the higher level of exploration activity in Donlin Creek during the first quarter of 2009; and (b) a $0.1 million foreign exchange loss in 2010, compared with a foreign exchange loss of $4.5 million in the same period in 2009, due primarily to a decrease in currency fluctuations that reduced the foreign exchange effect on the Company’s U.S. dollar denominated liabilities.

Income from the Company’s land and gravel sales, gold royalties and other revenues was $0.03 million during the first quarter of 2010 compared with $0.3 million in 2009 due to decreased land sales in Nome, Alaska. Interest income decreased to $0.09 million in 2010 from $0.1 million in 2009 as the result of lower interest rates.

Expenses for the three-month period ended February 28, 2010 were $19.5 million compared to $32.0 million for the same period in 2009. During the quarter, the Company recorded a foreign exchange loss of $0.1 million compared to a foreign exchange loss of $4.5 million for the same period in 2009. The reduction in loss in 2010 is mainly a result of the decrease in currency fluctuations between the Canadian dollar against the U.S. dollar during the first quarter of 2010 on U.S. dollar denominated convertible notes and the Donlin Creek promissory note. The Company expended $2.7 million on exploration activities, mainly on the Donlin Creek project, during the three-month period ended February 28, 2010, compared to $6.4 million for the same period in 2009 for the Donlin Creek project. The Company also expended $7.9 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter compared to $8.6 million in 2009. The Company recorded an expense of $2.1 million compared with $1.4 million for stock-based compensation during the same periods in 2010 and 2009, respectively. During the first quarter of 2010, the Company granted 231,250 options and 72,150 performance share units to employees, consultants and directors.

For the three-month period ended February 28, 2010, the Company recorded a future income tax recovery of $0.06 million, which resulted mainly from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

NovaGold Resources Inc.
5	Q1-2010

Selected financial data

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

Quarterly information

Fiscal quarters prior to the quarter ended November 30, 2008, have been restated to conform to a change in accounting policy for exploration expenditures and the related future income tax impact.

						in thousands of Canadian dollars,
						except per share amounts
	28/02/10	11/30/09	8/31/09	5/31/09	2/28/09	11/30/08	8/31/08	5/31/08
	$	$	$	$	$	$	$	$
Net revenues	71	296	261	365	422	856	1,427	275
Earnings (loss) for the quarter	(18,717)	(21,999)	(18,113)	(4,769)	(28,483)	(196,768)	818	(23,185)
Earnings (loss) per share – basic	(0.10)	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)
Earnings (loss) per share – diluted	(0.10)	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of construction activities at the Galore Creek project or the suspension of commissioning at the Rock Creek project and subsequent activities related thereto. During the last quarter of fiscal 2007, the Company suspended construction at the Galore Creek project recording an estimated suspension cost of $46.6 million net of non-controlling interest, of which net $15.2 million was recovered during the quarter ended February 29, 2008 as a result of GCMC’s purchase of contractors’ equipment remaining at the construction site. During the quarter ended August 31, 2008, the Company recorded a $33.5 million gain on the sale of its NovaGreenPower subsidiary to AltaGas Ltd. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160.9 million. During the quarter ended February 28, 2009, the Company incurred a total of $16.8 million in interest and accretion and care and maintenance. During the quarter ended May 31, 2009, the Company had a foreign exchange gain of $16.1 million. During the quarter ended August 31, 2009, the Company incurred a total of $12.0 million in interest and accretion and care and maintenance. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment and incurred a total of $18.1 million in interest and accretion and care and maintenance. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At February 28, 2010, the Company had $17.9 million in cash and cash equivalents, of which $3.5 million was held by GCMC for the Galore Creek project. The Company expended $16.3 million on operating activities during the quarter ended February 28, 2010, compared with expenditures of $20.4 million on operating activities for the same period in 2009.

During the quarter, the Company generated $0.2 million in cash from warrants exercised compared with $1.1 million in the same period in 2009. Also in 2009 the Company generated $93 million from shares issuance and $7.3 million from non-controlling interest with no comparative amounts for the same period in 2010.

During the quarter, the Company expended $4.3 million on investing activities compared with $14.8 million in 2009. The Company funded $3.6 million for its share of exploration costs at the Donlin Creek project and expended $0.6 million on its Rock Creek project during the quarter.

The Company has no material off-balance sheet arrangements.

NovaGold Resources Inc.
Q1-2010	6

Liquidity and capital resources (cont.)

Contractual obligated undiscounted cash flow requirements, excluding operating leases, as at February 28, 2010 are as follows.

					in thousands of Canadian dollars,
					unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	9,381	9,381	-	-	-	-	-
Capital leases	1,681	705	768	208	-	-	-
Asset retirement obligations	21,672	860	-	-	-	-	20,812
Cash payments due on Ambler project	US$24,000	US$12,000	US$12,000	-	-	-	-
Convertible notes – interest (a)	US$26,996	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	US$871
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The future minimum payments under operating leases at February 28, 2010 are approximately as follows.

in thousands of Canadian dollars

Operating leases
$

2010	621
2011	786
2012	629
2013	571
2014	580
Thereafter	2,020
Total	5,207

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest possible investment ratings and that can be easily liquidated with terms of 90 days or less.

Outlook

At February 28, 2010, the Company had consolidated cash and cash equivalents of $17.9 million and working capital deficiency of $1.4 million. Of this cash amount, $3.5 million was held by GCMC for Galore Creek related activities. At November 30, 2009, the Company had cash and cash equivalents of $38.2 million and a working capital deficiency of $26.6 million.

On March 9, 2010, the Company closed its non-brokered offering of 18,181,818 shares of the Company at US$5.50 per common share for gross proceeds of US$100 million to several investment funds managed by Paulson & Co. Inc. On March 11, 2010, the Company closed a second non-brokered offering of 13,636,364 shares of the Company at US$5.50 per share for gross proceeds of US$75 million to Quantum Partners Ltd, a private investment fund managed by Soros Fund Management LLC.

The Company’s material projects are Donlin Creek and Galore Creek. The Company’s share of the Donlin Creek 2010 budget is approximately US$14 million, part of which will be incurred for permitting activities at the project. The budget for care and maintenance and optimization studies for 2010 at the Galore Creek project is $8 million, with a supplementary 2010 budget of $12 million for the pre-feasibility study. Under the revised partnership agreement Teck is funding 100% of these costs and NovaGold is not required to fund its share of project costs until Teck has completed its financial earn-in at the project. The Rock Creek project is in care and maintenance with a 2010 budget of approximately US$17 million. The Company has budgeted US$1.5 million for environmental and engineering studies at its Ambler project.

NovaGold Resources Inc.
7	Q1-2010

Related party transactions

The Company has arms-length market based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp (“Alexco”). Under the agreements the services provided were $0.01 million (2009: nil) to TintinaGold, a related party having one director and a major shareholder in common with the Company, and $0.01 million (2009: $0.05 million) to Alexco, a related party having two common directors. The Company also provided exploration and management services totaling US$0.4 million (2009: US$0.4 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At February 28, 2010, the Company had $0.4 million (November 30, 2009: $0.3 million) receivable from related parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At February 28, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

	in thousands of U.S. dollars
	February 28, 2010	November 30, 2009
	US$	US$
Cash and cash equivalents	2,903	9,937
Accounts receivables	566	376
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(5,189)	(8,089)
Current portion of long-term liabilities	(11,804)	-
Amounts payable to Barrick	(59,061)	(58,300)
Convertible notes	(56,231)	(55,469)
Other liabilities	(11,612)	-

Based on the above net exposures as at February 28, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $13.4 million in the Company’s net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

NovaGold Resources Inc.
Q1-2010	8

Financial instruments (cont.)

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at February 28, 2010, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2009, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year commencing December 1, 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS. The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. The areas with the highest potential impact were identified to include the basis of consolidation, related party transactions, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

  Analysis, evaluation and design phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

  Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements.

NovaGold Resources Inc.
9	Q1-2010

New accounting pronouncements (cont.)

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The various accounting policy choices available are being assessed and those determined to be most appropriate to the Company’s circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the Company’s financial statements will only be determined once all applicable standards at the conversion date are known.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired at the year ended November 30, 2008 and an impairment loss was proportionately allocated to mineral properties and development costs. The recoverability of the amounts recorded on the Rock Creek project was assessed at November 30, 2009 and no further impairment was required.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

The Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, the Company assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

Risk factors

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing

Project development will require substantial funds. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

NovaGold Resources Inc.
Q1-2010	10

Risk factors (cont.)

There can be no assurance that the Company will commence production at any of its mineral properties, generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Rock Creek and Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by government agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its reserve and resource estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

On February 16, 2010, the Company announced that it entered into a memorandum of understanding to settle outstanding securities class action lawsuits in both the United States and Canada, in which NovaGold and certain of its directors and officers were named as defendants. On December 22, 2008, a consolidated class action lawsuit was filed in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws.

NovaGold Resources Inc.
11	Q1-2010

Risk factors (cont.)

On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. All three actions alleged misrepresentations, misstatements and omissions in various public statements and filings concerning NovaGold’s Galore Creek property. The US$28 million settlement will be covered by NovaGold’s insurance, and the Company does not anticipate having to pay out any of its cash under the terms of the settlement. On April 6, 2010, the lead plaintiff moved the U.S. District Court for preliminary approval of the settlement upon formal documentation. The consent certification motion regarding the Ontario action has been set for April 26, 2010. The consent certification motion regarding the Ontario action has been set for April 26, 2010. The consent certification motion regarding the B.C. action has tentatively been set for April 27, 2010. The settlement is subject to both U.S. and Canadian court approval after public notice.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek mine. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC dispute these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, recommence start-up or otherwise seek shareholder value from the property; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and base metals; possible outcome or merits of litigation; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Creek and Galore Creek project, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; uncertainties involved in the Company’s outstanding securities litigation, including the finalizing of documentation relating to the settlement and court approval of the settlement and other risks and uncertainties disclosed here in under the heading “Risk Factors” and in NovaGold’s Annual Information Form for the year ended November 30, 2009, to be filed shortly with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F to be filed shortly with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

NovaGold Resources Inc.
Q1-2010	12

Cautionary notes (cont.)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.
13	Q1-2010

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at March 12, 2010

Reserves

			In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Property	Reserve	Tonnes	Au	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au	Ag	AuEq	Cu	Zn	Pb
% Ownership	Category	Millions	g/t	g/t	%	%	%	Moz	Moz	Mlbs	Mlbs	Mlbs	Moz	Moz	Moz	Mlbs	Mlbs	Mlbs

Donlin Creek(1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28		0.28
50% Ownership – 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80
Rock Creek(2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32		0.32
Big Hurrah(2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19		0.19
Total Proven Reserves		7.0	2.46					0.55					0.28		0.28
Total Probable Reserves		469.7	2.22					33.55					17.03		17.03
Total Proven and Probable Reserves		476.7	2.23					34.10					17.31		17.31

Resources (exclusive of Reserves)

			In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
Property	Resource	Tonnes	Au	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au	Ag	AuEq	Cu	Zn	Pb
% Ownership	Category	Millions	g/t	g/t	%	%	%	Moz	Moz	Mlbs	Mlbs	Mlbs	Moz	Moz	Moz	Mlbs	Mlbs	Mlbs
Donlin Creek(3)(4) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership – 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15
	Inferred	58.4	2.35					4.41					2.21		2.21
Galore Creek(3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership – 50% Owned By Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.83	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.87	4,463.2
	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.45	1,429.1
Copper Canyon(3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35			2.86	37.91	1,160.0			1.72	22.75	2.17	696.0
60% Ownership – NovaGold interest held in trust for the Galore Creek Partnership	Total Inferred	522.5	0.29	4.79	0.35			4.92	80.40	4,018.3			2.74	43.99	3.63	2,125.1
Rock Creek(3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29
	Inferred	0.6	1.09					0.02					0.02		0.02
Big Hurrah(3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08
	Inferred	0.2	2.97					0.02					0.02		0.02
Ambler(3)(9) $100 Gross Metal Value/Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.63	936.9	1,313.1	210.0
		m3
		Millions	g/m3
Nome Gold(3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56
	Inferred	30.6	0.27					0.25					0.25		0.25
Total Proven & Probable Reserves Contained Metal								34.10					17.31		17.31
Total Measured & Indicated Contained Metal (exclusive of Reserves)								13.94	155.38	10,465.6	2,237.1	350.3	8.16	93.83	10.05	6,001.4	2,237.1	350.3
Total Inferred Contained Metal								9.88	98.97	4,955.2	1,313.1	210.0	5.50	62.57	6.76	3,062.1	1,313.1	210.0

NovaGold Resources Inc.
Q1-2010	14

Appendix – Reserve & Resource Table

Notes:

1.

These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. See “Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.

3.	AuEq – gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$847 Au ÷ US$17 Ag), 2007 – 2009 average metal prices.

4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)

The basis for the cut-off trade was an assumed gold price of US$825/oz. The reserve estimate for Donlin Creek is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reserve estimate was updated in March 2010 by an independent engineering firm under the supervision of the Donlin Creek LLC to include additional drilling and reflect an increase in long-term gold price assumptions from those used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the feasibility study that was approved by the Donlin Creek LLC in 2009.

(2)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Notes — Reserve and Resource Estimates”.

(4)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The resource estimate for Donlin Creek is based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The resource estimate was updated in March 2010 by an independent engineering firm under the supervision of the Donlin Creek LLC to include additional drilling and reflect an increase in long-term gold price assumptions from those used in 2009.

(5)

The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in U.S. dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)

The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu — 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t — 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(7)

The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)

US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

NovaGold Resources Inc.
15	Q1-2010